Room 4561

September 5, 2006

Glenn L. Argenbright
President and Chief Executive Officer
Saflink Corporation
12413 Willows Road NE., Suite 300
Kirkland, WA 98034

Re: **Saflink Corporation**
       Preliminary Proxy Statement on Schedule 14A
       Filed August 22, 2006
       File No. 0-20270

Dear Mr. Argenbright:

  This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 2, page 9

1.   Revise to provide a materially complete description of the 8% debentures and warrants, specifically to disclose the anti-dilution adjustments to which the conversion price of the debentures and exercise price of the warrants are subject. Clarify the reasons you agreed to register 150% of the number of shares of common stock issuable upon conversion or redemption of the debentures and upon exercise of the warrants in the recently filed registration statement.

Consider providing shareholders a table which demonstrates the number of shares issuable upon conversion of the debentures and exercise of the warrants at various prices. Similar revisions should be made to your registration statement on Form S-3 (file no. 333-135626).

The Financing, page 9

2.   We note your disclosure on page 10 regarding the impact on this financing should shareholders not approve this proposal. Revise to provide a discussion of the impact to your financial position over the term of the debenture should you be required to make monthly cash payments for redemption of the debenture rather than through the issuance of shares. Do you have sufficient capital on hand or contractually committed to repay the debentures? If you consider the impact to your financial position from the repayment of the debentures in cash rather than through the issuance of shares of common stock to be a material risk, you should revise the risk factor disclosure in your pending registration statement on Form S-3 (file no. 333-135626) accordingly. Finally, we were unable to locate any substantive disclosure regarding the impact of this liability on your liquidity position in your Form 10-Q for the quarter ended June 30, 2006. Please advise.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not

> foreclose the Commission from taking any action with respect to the filing; and
>
> - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Rebekah Toton at (202) 551-3857 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via Facsimile (206) 839-4801
        W. Michael Hutchings
        DLA Piper Rudnick Gray Cary US LLP
        Telephone: (206) 839-4800